Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
Media Relations:
Kristi Knight
801-722-7000
kknight@omniture.com
Investor Relations:
Mike Beckstead
801-932-7518
mbeckstead@omniture.com
Omniture Reports Third Quarter 2007 Financial Results
Company Delivers Year-Over-Year Revenue Growth of 78%
Exceeds Revenue, EPS and Adjusted EBITDA Guidance
Raises Guidance for 2007
OREM, UT, October 30, 2007 — Omniture, Inc. (NASDAQ:OMTR), a leading provider of online business optimization software, today announced results for its third quarter ended September 30, 2007. Omniture reported another record revenue quarter with third quarter GAAP revenue of $37.4 million, an increase of 78 percent over the third quarter of 2006 and 12 percent over the second quarter of 2007. Non-GAAP revenue for the quarter was $37.8 million. The difference between GAAP and non-GAAP revenue reflects the revenue excluded from GAAP results due to purchase accounting adjustments, which reduce deferred revenue to its fair value.
“Omniture’s momentum continued through the third quarter, with financial results exceeding guidance in terms of revenue, EPS and adjusted EBITDA—demonstrating once again our ability to execute on our plans and that the demand for our products and services remains strong,“ said Josh James, CEO and co-founder of Omniture. “With the tremendous growth opportunities we see in the market, our strategy is to continue to capitalize on opportunities organically as well as through acquisitions as evidenced with the recent announcements regarding the proposed acquisitions of Offermatica and Visual Sciences.”
GAAP net loss in the third quarter of 2007 was $1.1 million or $0.02 per diluted share, compared to a net loss of $1.3 million, or $0.03 per diluted share, in the third quarter of 2006. Non-GAAP net income was $4.4 million or $0.07 per diluted share for the third quarter. Non-GAAP net income excludes the effect of acquisition-related accounting adjustments to deferred revenue, stock-based compensation, amortization of certain intangible assets, imputed interest related to a patent license agreement and non-recurring acquisition related expenses.
Third quarter adjusted EBITDA was $6.1 million. Adjusted EBITDA is defined as net cash provided by operations adjusted for the acquisition-related reduction to deferred revenues, amortization of discounts on short-term investments, non-operating gains and losses, the net change in operating assets and liabilities, other income (expense), net and the provision for income taxes.
Operating cash flow for the third quarter was $5.1 million. Free cash flow, defined by the company as operating cash flow reduced by capital expenditures of $3.9 million, was $1.2 million for the quarter.
During the third quarter of 2007, Omniture added more than 240 new customers, bringing the total to nearly 2,700. The company captured data from over 560 billion transactions.

New customer relationships include: Backcountry.com, Jewelry Television, Multiply, National Hockey League, Operation Smile, Pittsburg Post-Gazette, RealNetworks, Samsung USA and The Seattle Times Company; and internationally, Barclays Bank, BAUR Versand (GmbH & Co. KG), FNAC Direct S.A., Germanwings, Halifax, Hutchison 3G Australia, Resona Bank, Saitama Resona Bank, Scandic Hotels, SevenOne Intermedia GmbH, Standard Chartered Bank, Swiss Interhome, The Financial Times, Virgin Vie At Home, and Vodafone.
Guidance
Q4 FY 2007: GAAP revenue for the company’s fourth quarter is expected to be in the range of $40.6 million to $41.6 million. GAAP net loss is expected to be in the range of $0.02 to $0.01 per diluted share. Non-GAAP revenue for the company’s fourth quarter is expected to be in the range of $41 million to $42 million. Non-GAAP net income is expected to be between $0.07 to $0.08 per diluted share. Omniture expects to record positive adjusted EBITDA in the range of $7.0 million to $7.5 million.
Full Year FY 2007: GAAP revenue for the company’s full year 2007 is expected to be in the range of $140 million to $141 million. GAAP net loss is expected to be in the range of $0.18 to $0.17 per diluted share. Non-GAAP revenue for the company’s full year 2007 is expected to be in the range of $142 million to $143 million. Non-GAAP net income for the year is expected to be in the range of $0.18 to $0.19 per diluted share. Omniture expects to record positive adjusted EBITDA in the range of $22.0 million to $22.5 million.
This guidance does not take into account the impact of Omniture’s proposed acquisition of Offermatica, which is expected to close in the fourth quarter of 2007, or the proposed acquisition of Visual Sciences, which is expected to close in the first half of 2008.
Information for Conference Call to Discuss Q3 FY 2007 Financial Results
Omniture, Inc. will host a conference call and simultaneous audio-only webcast today at 5:00 p.m. (Eastern Time). To access the conference call, dial 866.713.8565, or 617.597.5324 for international callers. The access code is 10243691. Please call 10 minutes prior to the scheduled conference call time. The webcast will be available on the “Investor Relations” section of the company’s corporate Web site at www.omtr.com. A replay of the conference call will be accessible by telephone after 7:00 p.m. (Eastern Time) by dialing 888.286.8010 or 617.801.6888 for international callers, reservation number, 38428875. The conference call will also be archived on the company’s corporate Web site. Both the replay and archived web cast will be available until November 13, 2007.

About Non-GAAP Financial Measures
In this release and during our conference call as described above we use or plan to discuss certain non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles in the United States of America, or GAAP. A reconciliation between non-GAAP and GAAP measures can be found in the accompanying tables and on the Investor Relations section of our corporate Web site at www.omtr.com. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same captions and may differ from non-GAAP financial measures with the same or similar captions that are used by other companies.
We believe that, while these non-GAAP measures are not a substitute for GAAP results, they provide a basis for evaluating the Company’s operating results because they are helpful in understanding our past financial performance and our future results and facilitate comparisons of results between periods. We believe the calculation of net income and loss, calculated without acquisition-related accounting adjustments to deferred revenue, stock-based compensation expense, the amortization of certain intangible assets, imputed interest expense and non-recurring acquisition related expenses, provides a meaningful comparison to our net loss figures. We also believe that adjusted EBITDA, which we calculate as net cash provided by operations less the acquisition-related adjustment to deferred revenue, amortization of discounts on short-term investments, non-operating gains and losses, the net change in operating assets and liabilities, other income (expense), net and the provision for income taxes, is an indicator of the Company’s financial results and cash flows and is useful to investors in evaluating operating performance. Our management regularly uses these non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures have been reconciled to the nearest GAAP measure as required under SEC rules.
About Omniture
Omniture, Inc. is a leading provider of online business optimization software, enabling customers to manage and enhance online, offline and multi-channel business initiatives. Omniture’s software, which it hosts and delivers to its customers as an on-demand subscription service, enables customers to capture, store and analyze information generated by their Web sites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. In addition, Omniture offers a range of professional services that complement its online services, including implementation, best practices, consulting, customer support and user training through Omniture University™. Omniture’s 2,700 customers include eBay, AOL, Wal-Mart, Gannett, Microsoft, Neiman Marcus, Oracle, Countrywide Financial, General Motors, Sony and HP. www.omniture.com
Note on Forward-looking Statements
Management believes that certain statements in this release may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, including, but not limited to, statements regarding our leadership in the market for on-demand, online business optimization services, including web analytics, our ability to capitalize on market trends, and our current expectations regarding

GAAP and non-GAAP revenue, GAAP and non-GAAP net income and net loss, and adjusted EBITDA. These statements are based on current expectations and assumptions regarding future events and business performance and involve certain risks and uncertainties that could cause actual results to differ materially, including, but not limited to, risks associated with changes in the demand for our services, the potential that Omniture’s proposed acquisitions may not be consummated on the expected timelines or at all, the potential that Omniture or its customers may not realize the benefits Omniture currently expects from the recent or proposed acquisitions, risks inherent in the integration and combination of complex products and technologies as a result of our recent or proposed acquisitions, our ability to continue to attract new customers and sell additional services to our existing customers, the continued adoption by customers of our SiteCatalyst service and other product and service offerings, the significant capital requirements of our business model that make it more difficult to achieve positive cash flow and profitability if we continue to grow rapidly, our ability to develop or acquire new services, risks associated with our acquisition strategy and disruptions in our business and operations as a result of acquisitions, possible fluctuations in our operating results and rate of growth, the continued growth of the market for on-demand, online business optimization services, changes in the competitive dynamics of our markets, the inaccurate assessment of changes in our markets, errors, interruptions or delays in our services or other performance problems with our services, our ability to hire, retain and motivate our employees and manage our growth, our ability to effectively expand our sales and marketing capabilities, our ability to develop and maintain strategic relationships with third parties with respect to either technology integration or channel development, our ability to expand the sales of our services to customers located outside the United States, our ability to implement and maintain proper and effective internal controls, the adoption of laws or regulations, or interpretations of existing law, that could limit our ability to collect and use Internet user information, and the blocking or erasing of “cookies”; and such other risks as identified in Omniture’s quarterly report on Form 10-Q for the period ended June 30, 2007 and from time to time in other reports filed by Omniture with the U.S. Securities Exchange Commission, or SEC. These reports are available on our Web site at www.omtr.com. Omniture undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.
Additional Information and Where to Find It
Omniture intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with Omniture’s proposed acquisition of Visual Sciences. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040 x387. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
(Financial Tables to Follow)
###

Omniture, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three Months Ended		Three Months Ended		% Increase
	September 30,		September 30,		(Decrease)
	2006	% of Revenues	2007	% of Revenues
Revenues:
Subscription	$19,535	93%	$34,358	92%	76%
Professional services and other	1,493	7	3,024	8	103

Total revenues	21,028	100	37,382	100	78

Cost of revenues (1):
Subscription	7,721	36	12,081	32	56
Professional services and other	778	4	1,752	5	125

Total cost of revenues	8,499	40	13,833	37	63

Gross profit	12,529	60	23,549	63	88
Operating expenses (1):
Sales and marketing	8,847	42	15,716	42	78
Research and development	2,284	11	4,656	13	104
General and administrative	3,078	15	6,383	17	107

Total operating expenses	14,209	68	26,755	72	88

Loss from operations	(1,680)	(8)	(3,206)	(9)	91
Interest income	861	4	2,278	6	165
Interest expense	(368)	(2)	(185)	—	(50)
Other (expense) income, net	(22)	—	102	—	(564)

Loss before provision for income taxes	(1,209)	(6)	(1,011)	(3)	(16)
Provision for income taxes	64	—	89	—	39

Net loss	$(1,273)	(6)%	$(1,100)	(3)%	(14)%

Net loss per share:
Net loss per share, basic and diluted	$(0.03)		$(0.02)		(32)%
Weighted-average number of shares, basic and diluted	45,850		57,874		26%

Adjusted EBITDA (2)	$2,724	13%	$6,136	16%	125%

(1) Amounts include stock-based compensation expenses, as follows:

Cost of subscription revenues	$60	0%	$347	1%
Cost of professional services and other revenues	14	0	103	0
Sales and marketing	292	1	1,263	4
Research and development	155	1	692	2
General and administrative	376	2	1,229	3

Total stock-based compensation expenses	$897	4%	$3,634	10%

(2)	Adjusted EBITDA is equal to net cash provided by operations less the acquisition-related adjustment to deferred revenue, amortization of discount on short-term investments, non-operating gains and losses, the net change in operating assets and liabilities, other income (expense), net and provision for income taxes

Omniture, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Nine Months Ended		Nine Months Ended		% Increase
	September 30,		September 30,		(Decrease)
	2006	% of Revenues	2007	% of Revenues
Revenues:
Subscription	$52,673	94%	$92,282	92%	75%
Professional services and other	3,615	6	7,732	8	114

Total revenues	56,288	100	100,014	100	78

Cost of revenues (1):
Subscription	20,632	37	32,573	32	58
Professional services and other	2,206	4	4,747	5	115

Total cost of revenues	22,838	41	37,320	37	63

Gross profit	33,450	59	62,694	63	87
Operating expenses (1):
Sales and marketing	25,633	45	44,383	44	73
Research and development	6,332	11	11,768	12	86
General and administrative	8,496	15	16,642	17	96

Total operating expenses	40,461	71	72,793	73	80

Loss from operations	(7,011)	(12)	(10,099)	(10)	44
Interest income	1,233	2	3,749	4	204
Interest expense	(985)	(2)	(686)	(1)	(30)
Other expense, net	(84)	—	(365)	(1)	335

Loss before provision for income taxes	(6,847)	(12)	(7,401)	(8)	8
Provision for income taxes	115	—	201	—	75

Net loss	$(6,962)	(12)%	$(7,602)	(8)%	9%

Net loss per share:
Net loss per share, basic and diluted	$(0.28)		$(0.15)		(48)%
Weighted-average number of shares, basic and diluted	24,662		51,806		110%

Adjusted EBITDA (2)	$4,510	8%	$15,179	15%	237%

(1) Amounts include stock-based compensation expenses, as follows:

Cost of subscription revenues	$116	0%	$1,074	1%
Cost of professional services and other revenues	30	0	313	0
Sales and marketing	634	1	3,478	3
Research and development	381	1	1,762	2
General and administrative	956	2	2,711	3

Total stock-based compensation expenses	$2,117	4%	$9,338	9%

(2)	Adjusted EBITDA is equal to net cash provided by operations less the acquisition-related adjustment to deferred revenue, amortization of discount on short-term investments, non-operating gains and losses, the net change in operating assets and liabilities, other income (expense), net and provision for income taxes

Omniture, Inc.
Reconciliation of Non-GAAP Measures
(in thousands, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2007	2006	2007

Reconciliation of Total Revenues on a GAAP Basis to Total Revenues on a Non-GAAP Basis:
Total revenues on a GAAP basis	$21,028	$37,382	$56,288	$100,014
Acquisition-related adjustment to Instadia deferred revenue (1)	—	64	—	333
Acquisition-related adjustment to Touch Clarity deferred revenue (1)	—	304	—	963

Total revenues on a non-GAAP basis	$21,028	$37,750	$56,288	$101,310

Reconciliation of Net Loss on a GAAP Basis to Net Income (Loss) on a Non-GAAP Basis:
Net loss on a GAAP basis	$(1,273)	$(1,100)	$(6,962)	$(7,602)
Acquisition-related adjustment to deferred revenue (1)	—	368	—	1,296
Amortization of patent licenses (2)	315	331	945	983
Stock-based compensation	897	3,634	2,117	9,338
Amortization of intangible assets acquired from business acquisitions (3)	—	1,053	—	2,540
Amortization of intangible asset related to co-marketing and reseller agreement (4)	81	81	233	243
Imputed interest on patent license obligation (5)	132	33	424	153
Loss on foreign currency forward contract related to Instadia acquisition (6)	—	—	—	243

Net income (loss) on a non-GAAP basis	$152	$4,400	$(3,243)	$7,194

Reconciliation of Diluted Net Loss per Share on a GAAP Basis to Diluted Net Income (Loss) per Share on a Non-GAAP Basis:
Diluted net loss per share on a GAAP basis	$(0.03)	$(0.02)	$(0.28)	$(0.15)
Acquisition-related adjustment to deferred revenue (1)	—	0.01	—	0.03
Amortization of patent licenses (2)	0.01	0.01	0.04	0.02
Stock-based compensation	0.02	0.06	0.08	0.18
Amortization of intangible assets acquired from business acquisitions (3)	—	0.02	—	0.05
Amortization of intangible asset related to co-marketing and reseller agreement (4)	—	—	0.01	—
Imputed interest on patent license obligation (5)	—	—	0.02	—
Loss on foreign currency forward contract related to Instadia acquisition (6)	—	—	—	—
Impact of difference in number of GAAP and Non-GAAP diluted shares	—	(0.01)	—	(0.01)

Diluted net income (loss) per share on a non-GAAP basis	$0.00	$0.07	$(0.13)	$0.12

Reconciliation of Net Cash Provided By (Used In) Operating Activities to Adjusted EBITDA:
Net cash provided by (used in) operating activities	$862	$5,097	$(1,030)	$18,204
Acquisition-related adjustment to deferred revenue	—	368	—	1,296
Amortization of discount on short-term investments	—	647	—	647
Non-operating losses	—	(6)	—	(259)
Net changes in operating assets and liabilities	2,269	2,136	5,589	(2,212)
Other income, net	(471)	(2,195)	(164)	(2,698)
Provision for income taxes	64	89	115	201

Adjusted EBITDA	$2,724	$6,136	$4,510	$15,179

(1)	This item is recorded in subscription revenue in the Condensed Consolidated Statements of Operations

(2)	This item is recorded in cost of subscription revenues in the Condensed Consolidated Statements of Operations

(3)	Amortization of intangible assets acquired from business acquisitions is allocated as follows in the Condensed Consolidated Statement of Operations:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2007	2006	2007
Cost of subscription revenues	$—	$704	$—	$1,638
Sales and marketing	—	275	—	699
General and administrative	—	74	—	203

	$—	$1,053	$—	$2,540

(4)	This item is recorded in sales and marketing expense in the Condensed Consolidated Statements of Operations

(5)	This item is recorded in interest expense in the Condensed Consolidated Statements of Operations

(6)	This item is recorded in other expense in the Condensed Consolidated Statements of Operations

Omniture, Inc.
Reconciliation of Forward Looking Total Revenues on a GAAP Basis to Total Revenues on a Non-GAAP Basis
(in millions)
(unaudited)

	Three Months Ended	Year Ended
	December 31, 2007	December 31, 2007
Total revenues on a GAAP basis	$40.6 to $41.6	$140 to $141
Acquisition-related adjustment to deferred revenue (1)	0.4	2

Total revenues on a non-GAAP basis	$41.0 to $42.0	$142 to $143

Omniture, Inc.
Reconciliation of Forward Looking GAAP Diluted Net Loss Per Share to Non-GAAP Diluted Net Income Per Share
(unaudited)

	Three Months Ended	Year Ended
	December 31, 2007	December 31, 2007
Diluted net loss per share on a GAAP basis	$(0.02) to $(0.01)	$(0.18) to $(0.17)
Acquisition-related adjustment to deferred revenue (1)	0.01	0.03
Amortization of patent licenses (2)	0.01	0.03
Stock-based compensation	0.06	0.25
Amortization of intangible assets acquired from business acquisitions	0.02	0.07
Amortization of intangible asset related to co-marketing and reseller agreement (3)	—	0.01
Impact of difference in number of GAAP and Non-GAAP diluted shares	(0.01)	(0.03)

Diluted net income per share on a non-GAAP basis	$0.07 to $0.08	$0.18 to $0.19

Omniture, Inc.
Reconciliation of Forward Looking GAAP Net Cash Provided By Operating Activities to Adjusted EBITDA
(in millions)
(unaudited)

	Three Months Ended	Year Ended
	December 31, 2007	December 31, 2007
Net cash provided by operating activities on a GAAP basis	$10.1 to $10.6	$28.1 to $28.6
Acquisition-related adjustment to deferred revenue (1)	0.4	1.7
Amortization of discount on short-term investments	0.5	1.1
Non-operating gains and losses, net	—	(0.3)
Net changes in operating assets and liabilities	(2.3)	(4.5)
Other income, net	(1.8)	(4.4)
Provision for income taxes	0.1	0.3

Adjusted EBITDA	$7.0 to $7.5	$22.0 to $22.5

(1)	This item is recorded in subscription revenue in the Condensed Consolidated Statements of Operations

(2)	This item is recorded in cost of subscription revenues in the Condensed Consolidated Statements of Operations

(3)	This item is recorded in sales and marketing expense in the Condensed Consolidated Statements of Operations

Omniture, Inc.
Additional Metrics
(unaudited)

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2006	2006	2006	2006	2007	2007	2007
Full-time employee headcount	312	324	323	353	465	531	578
Quarterly number of transactions captured (in billions)	288.5	315.0	362.7	420.7	496.0	520.0	561.3

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Revenues by geography (in thousands):
Customers within the United States	$17,382	$27,274	$47,207	$74,531
Customers outside the United States	3,646	10,108	9,081	25,483

Total revenues	$21,028	$37,382	$56,288	$100,014

As a percentage of total revenues:
Revenues by geography:
Customers within the United States	83%	73%	84%	75%
Customers outside the United States	17	27	16	25

Total	100%	100%	100%	100%

Omniture, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2007	2006	2007
Cash flows from operating activities:
Net loss	$(1,273)	$(1,100)	$(6,962)	$(7,602)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,507	4,693	9,404	13,997
Stock-based compensation	897	3,634	2,117	9,338
Loss on disposal of property and equipment	—	6	—	16
Loss on foreign currency forward contract	—	—	—	243
Net changes in operating assets and liabilities:
Accounts receivable, net	(2,988)	(5,906)	(9,223)	(13,951)
Prepaid expenses and other assets	1,398	(940)	(1,103)	(259)
Accounts payable	(4,765)	117	(1,209)	4,331
Accrued and other liabilities	(368)	1,889	(1,741)	870
Deferred revenues	4,454	2,704	7,687	11,221

Net cash provided by (used in) operating activities	862	5,097	(1,030)	18,204

Cash flows from investing activities:
Purchases of short-term investments	—	(54,150)	—	(137,996)
Sale of short-term investments	—	12,150	—	13,150
Maturity of short-term investments	—	10,000	—	10,000
Purchases of property and equipment	(2,469)	(3,906)	(13,693)	(9,192)
Purchases of intangible assets	(4,879)	(989)	(4,978)	(3,563)
Payment related to foreign currency forward contract	—	—	—	(337)
Business acquisitions, net of cash acquired	—	(6,048)	—	(44,179)

Net cash used in investing activities	(7,348)	(42,943)	(18,671)	(172,117)

Cash flows from financing activities:
Proceeds from exercise of stock options	156	1,459	181	2,608
Proceeds from employee stock purchase plan	—	95	—	194
Proceeds from issuance of common stock, net of issuance costs	59,356	(871)	59,356	142,233
Proceeds from issuance of notes payable	—	—	9,608	397
Principal payments on notes payable and capital lease obligations	(1,581)	(1,651)	(3,827)	(5,019)

Net cash provided by (used in) financing activities	57,931	(968)	65,318	140,413
Effect of exchange rate changes on cash and cash equivalents	—	75	—	114

Net increase (decrease) in cash and cash equivalents	51,445	(38,739)	45,617	(13,386)
Cash and cash equivalents at beginning of period	16,368	93,640	22,196	68,287

Cash and cash equivalents at end of period	$67,813	$54,901	$67,813	$54,901

Omniture, Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	September 30,
	2006	2007
		(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$68,287	$54,901
Short-term investments	—	115,566
Accounts receivable, net	24,126	39,764
Prepaid expenses and other current assets	1,571	3,496

Total current assets	93,984	213,727

Property and equipment, net	31,128	31,348
Intangible assets, net	9,796	33,788
Goodwill	—	55,445
Other assets	302	580

Total assets	$135,210	$334,888

Liabilities and Stockholders’ Equity:

Current liabilities:
Accounts payable	$2,586	$7,345
Accrued liabilities	11,435	14,006
Current portion of deferred revenues	21,885	37,171
Current portion of notes payable	5,997	4,026
Current portion of capital lease obligations	53	316

Total current liabilities	41,956	62,864

Deferred revenues, less current portion	2,170	1,329
Notes payable, less current portion	4,117	1,962
Capital lease obligations, less current portion	24	228
Other liabilities	518	6,238

Stockholders’ equity:
Common stock	47	59
Additional paid-in capital	127,380	310,401
Deferred stock-based compensation	(2,172)	(1,407)
Accumulated other comprehensive income (loss)	9	(345)
Accumulated deficit	(38,839)	(46,441)

Total stockholders’ equity	86,425	262,267

Total liabilities and stockholders’ equity	$135,210	$334,888